BYLAWS OF

SMOOVE XPERIENCE INC

A DELAWARE CORPORATION

TABLE OF CONTENTS

ARTICLE I   OFFICES AND AGENTS
    Section 1. PRINCIPAL EXECUTIVE OFFICE AND REGISTERED OFFICE
    Section 2. OTHER OFFICES
    Section 3. REGISTERED AGENTS AND REGISTERED OFFICES

ARTICLE II   DIRECTORS - MANAGEMENT
    Section 1. RESPONSIBILITY OF BOARD OF DIRECTORS
    Section 2. NUMBER AND QUALIFICATION OF DIRECTORS
    Section 3. ELECTION, CUMULATIVE VOTING AND TERM OF OFFICE OF
        DIRECTORS
    Section 4. VACANCIES IN THE BOARD
    Section 5. REMOVAL OF DIRECTORS
    Section 6. COMPENSATION OF DIRECTORS
    Section 7. COMMITTEES OF THE BOARD
    Section 8. RESIGNATIONS OF A DIRECTOR

ARTICLE III   MEETINGS OF DIRECTORS
    Section 1. ANNUAL MEETINGS OF DIRECTORS
    Section 2. OTHER REGULAR MEETINGS OF DIRECTORS
    Section 3. NOTICE OF ANNUAL AND OTHER REGULAR MEETINGS OF
        DIRECTORS
    Section 4. SPECIAL MEETINGS OF DIRECTORS AND REQUIRED NOTICES
    Section 5. NOTICE OF ADJOURNMENT OF MEETINGS
    Section 6. WAIVER OR LACK OF NOTICE OF MEETING OF DIRECTORS
    Section 7. DIRECTORS ACTION WITHOUT MEETING
    Section 8. QUORUM FOR MEETINGS OF DIRECTORS
    Section 9. EFFECT IF ONLY A SOLE DIRECTOR IS REQUIRED
    Section 10 ELECTRONIC PARTICIPATION IN MEETINGS OF DIRECTORS

ARTICLE IV   OFFICERS - MANAGEMENT
    Section 1. OFFICERS
    Section 2. ELECTION OF OFFICERS
    Section 3. SUBORDINATE OFFICERS
    Section 4. REMOVAL AND RESIGNATION OF OFFICERS
    Section 5. VACANCIES IN AN OFFICE
    Section 6. CHAIRMAN OF THE BOARD
    Section 7. PRESIDENT
    Section 8. VICE PRESIDENT
    Section 9. SECRETARY
    Section 10. TREASURER

ARTICLE V   MEETINGS OF SHAREHOLDERS
Section 1. PLACE OF MEETINGS
Section 2. ANNUAL MEETINGS OF SHAREHOLDERS
Section 3. SPECIAL MEETINGS OF SHAREHOLDERS
Section 4. LIST OF SHAREHOLDERS
Section 5. NOTICE OF MEETINGS OF SHAREHOLDERS.
Section 6. WAIVER OF NOTICE OR CONSENT BY ABSENT SHAREHOLDERS
Section 7. ALL SHAREHOLDERS ACTING WITHOUT A MEETING
Section 8. OTHER ACTIONS OF SHAREHOLDERS WITHOUT A MEETING
Section 9. QUORUM FOR MEETINGS OF SHAREHOLDERS
Section 10. VOTING BY SHAREHOLDERS
Section 11. FIXING DATE FOR MEETING OF SHAREHOLDERS
Section 12. PROXIES
Section 13. ORGANIZATION OF MEETINGS OF SHAREHOLDERS
Section 14. INSPECTORS OF ELECTION AT MEETINGS
Section 15. ELECTRONIC PARTICIPATION IN MEETINGS OF SHAREHOLDERS

ARTICLE VI   CERTIFICATES AND TRANSFER OF SHARES
Section 1. CERTIFICATES FOR SHARES
Section 2. TRANSFER ON STOCK LEDGER
Section 3. TRANSFER AGENTS AND REGISTRARS
Section 4. RECORD DATE
Section 5. LEGEND CONDITION
Section 6. LOST OR DESTROYED CERTIFICATES

ARTICLE VII   RECORDS -- INSPECTION-FILINGS-CHECKS-CONTRACTS --REPORTS
Section 1. RECORDS
Section 2. INSPECTION OF BOOKS AND RECORDS
Section 3. ANNUAL FILINGS
Section 4. CHECKS, DRAFTS, ETC.
Section 5. EXECUTION OF CONTRACTS

ARTICLE VIII   AMENDMENTS TO BYLAWS AND CONSTRUCTION
Section 1. AMENDMENT OF BYLAWS BY SHAREHOLDERS
Section 2. CONSTRUCTION AND INTERPRETATION

ARTICLE IX <u>MISCELLANEOUS</u>
        Section 1. CORPORATE SEAL
        Section 2. REPRESENTATION OF SHARES IN OTHERS
        Section 3. INDEMNIFICATION OF OFFICERS AND DIRECTORS
        Section 4. ACCOUNTING YEAR AND ACCOUNTING METHOD
        Section 5. OTHER TAX ELECTIONS
        Section 6. SUBSIDIARY CORPORATIONS
        Section 7. Employee and Non-Employee Stock Options

CERTIFICATE OF ADOPTION OF BYLAWS
        BY INCORPORATOR(S)

CERTIFICATE OF SECRETARY OF ADOPTION OF BYLAWS
        BY INCORPORATOR(S)

CERTIFICATE OF SECRETARY OF ADOPTION OF BYLAWS
        BY VOTE OF SHAREHOLDERS

BYLAWS
OF
SMOOVE XPERIENCE INC

ARTICLE I
OFFICES AND AGENTS

Section 1. PRINCIPAL EXECUTIVE OFFICE AND REGISTERED OFFICE.

The principal executive office for the transaction of business of the corporation is hereby fixed and located at 800 S. Barranca Avenue, Suite 260, Covina, CA 91723, County of Los Angeles, State of California.

The location of the principal executive office may be changed by approval of a majority of the authorized Directors, and additional offices may be established and maintained at such other place or places, either within or without the State of Delaware, as the Board of Directors may from time to time designate.

The principal executive office, if located within the State of Delaware and generally open during normal business hours to accept service of process and otherwise perform functions of a registered office shall also be the registered office of the corporation. Otherwise the registered offices within the State of Delaware shall be hereby fixed and located at 651 N. Broad St., Suite 206, Middletown, DE 19709 subject to change as the Board of Directors may designate from time to time.

Section 2. OTHER OFFICES.

Branch or subordinate offices may at any time be established by the Board of Directors at any place or places where the corporation is qualified to do business.

Section 3. REGISTERED AGENTS AND REGISTERED OFFICES.

The corporation shall have and maintain a registered agent and registered office located within the State of Delaware and within all other states in which it is required by applicable law.

ARTICLE II
DIRECTORS - MANAGEMENT

Section 1. RESPONSIBILITY OF BOARD OF DIRECTORS.

Subject to the provisions of the corporation laws of the State of Delaware (the "Corporation Law") and to any limitations in the Certificate of Incorporation of the corporation relating to action required to be approved by the Shareholders, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors. The Board may delegate the management of the day-to-day operation of the business of the corporation to a management company or other person, provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board of Directors.

Section 2. NUMBER AND QUALIFICATION OF DIRECTORS.

Subject to the Certificate of Incorporation, the authorized number of Directors shall be one or more individuals until changed by a duly adopted amendment to the Certificate of Incorporation if the number is fixed in the Certificate of Incorporation or otherwise by an amendment to these Bylaws adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. Each Director shall be a natural person of full age.

A Director need not be a Shareholder unless so required by the Certificate of Incorporation. No reduction of the authorized number of Directors shall have the effect of removing any Director before that Director's term of office expires.

Section 3. ELECTION OF, TERM OF, CUMULATIVE VOTING, FOR OFFICE OF DIRECTORS.

Subject to notice of cumulative voting Directors shall be elected by the majority of the shares entitled to vote present, in person, or by proxy at each annual meeting of the Shareholders to hold office until the next annual meeting. Each Director, including a Director elected to fill a vacancy, shall hold office until the expiration of the term for which elected and until a successor has been elected and qualified or until such Director's earlier death, resignation or removal.

Provided the name of the candidate has been placed in nomination prior to the voting and one or more Shareholders has given notice at the meeting prior to the voting of the Shareholder's intent to cumulate the Shareholder's votes, as permitted by the Corporation Law every Shareholder entitled to vote at any election for Directors of the corporation may cumulate their votes and give one candidate a number of votes equal to the number of Directors to be elected multiplied by the number of votes to which his or her shares are entitled, or distribute his or her votes on the same principle among as many candidates as he or she thinks fit. The candidates receiving the highest number of votes up to the number of Directors to be elected are elected.

Section 4. VACANCIES IN THE BOARD.

A vacancy or vacancies in the Board of Directors shall be deemed to exist in the event of the death, resignation, or removal of any Director, or if the Board of Directors by resolution declares vacant the office of a Director who has been declared of unsound mind by an order of court or convicted of a felony, or if the authorized number of Directors is increased, or if the Shareholders fail, at any meeting of Shareholders at which any Director or Directors are elected, to elect the number of Directors to be voted for at that meeting.

Vacancies in the Board of Directors may be filled A) by a majority vote of the remaining Directors at a meeting, or B) if the number of Directors is less than a quorum, by (1) unanimous written consent of the Directors then in office or (2) by the affirmative vote of a majority of the Directors then in office at a meeting.

If the vacant office was held by a Director elected by a voting group of Shareholders, only the holders of shares of that voting group are entitled to vote to fill the vacancy if it is filled by the Shareholders. The Shareholders may elect a Director to fill a vacancy not filled by the Directors by the written consent of the Shareholders holding a majority of the outstanding shares entitled to vote or by the vote of a majority of the shares entitled to vote represented at a duly held meeting at which a quorum is present. At any time, the Shareholders may elect a Director or Directors to fill any vacancy or vacancies not filled by the Directors, but any such election by written consent shall require the consent of a majority of the outstanding shares entitled to vote.

Section 5. REMOVAL OF DIRECTORS.

Unless the Certificate of Incorporation provides otherwise the entire Board of Directors or any individual Director may be removed from office with or without cause by the holders of a majority of the shares then entitled to vote for the election of Directors.

A Director may be removed by the Shareholders only at a meeting called for the purpose of removing such Director and the meeting notice shall state that the purpose, or one (1) of the purposes, of the meeting is removal of the Director.

Section 6. COMPENSATION OF DIRECTORS.

Directors, as such, shall not receive any stated salary for their services, but by resolution of the Board a fixed sum and expense of attendance, if any, may be allowed for attendance at each regular and special meeting of the Board; provided that nothing herein contained shall be construed to preclude any Director from serving the corporation in any other capacity and receiving compensation therefor.

Section 7. COMMITTEES OF THE BOARD.

One or more Committees of the Board may be appointed by resolution passed by a majority of the authorized number of Directors of the Board. Committees shall be composed of one (1) or more members of the Board, and shall have such powers of the Board as may be expressly delegated to it by resolution of the Board of Directors, as permitted by the Corporation Law.

The provisions of these Bylaws governing meetings of Directors, notices of meeting, waiver of notice, quorum and voting shall apply to meetings of a committee. Any committee, to the extent provided in the resolution of the Board, shall have all the authority of the Board, except with respect to:

(a) the adoption, amendment, or the approval of any action for which the Corporation Law also requires Shareholders' approval or approval of the outstanding shares;

(b) the creation or filling of vacancies on the Board of Directors or any committee of the Board.

(c) the fixing of compensation of the Directors for serving on the Board or on any committee;

(d) the adoption, alteration, amendment or repeal of Bylaws or the adoption of new Bylaws;

(e) the amendment of the Certificate of Incorporation;

(f) the amendment or repeal of any resolution of the Board of Directors which by its express terms is not so amendable or repealable;

(g) a distribution to the Shareholders of the corporation, at a rate or in a periodic amount or within a price range determined by the Board of Directors; or

(h) the appointment of any other committees of the Board of Directors or the members of these committees.

Section 8. RESIGNATIONS OF A DIRECTOR.

Any Director may resign effective upon giving written notice to the Chairman of the Board, the President, the Board of Directors of the corporation or as otherwise allowed under the Corporation Law, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

ARTICLE III
MEETINGS OF DIRECTORS

Section 1. ANNUAL MEETINGS OF DIRECTORS.

Meetings of the Board of Directors may be called by the Chairman of the Board, or the President, or any Vice President, or the Secretary, or any two (2) Directors and shall be held at the principal executive office of the corporation, unless some other place is designated in the notice of the meeting. Members of the Board may participate in a meeting through use of a conference telephone or similar communications equipment so long as all members participating in such a meeting can simultaneously hear one another. Accurate minutes of any meeting of the Board or any committee thereof, shall be maintained by the Secretary or other officer designated for that purpose.

Section 2. OTHER REGULAR MEETINGS OF DIRECTORS.

Regular meetings of the Board of Directors shall be held at the principal executive offices, or such other place as may be designated by the Board of Directors, as follows:

Time of Regular Meeting: January 30 of each calendar year
Date of Regular Meeting: 10 a.m.

If said day shall fall upon a holiday, such meetings shall be held on the next succeeding business day thereafter.

Section 3. NOTICE OF ANNUAL AND OTHER REGULAR MEETINGS OF DIRECTORS.

No notice needs to be given of a regular (including annual) meeting of the time and place of the meeting fixed by the Bylaws or the Board of Directors. The notice of a regular (including annual) meeting need not specify the purpose of the meeting.

Section 4. SPECIAL MEETINGS OF DIRECTORS AND REQUIRED NOTICES.

Special meetings of the Board may be called at any time by any of the aforesaid officers (i.e., by the Chairman of the Board or the President or any Vice President or the Secretary or any two (2) Directors). If the notice of a special meeting is sent to a Director by letter, it shall be addressed to him or her at his or her address as it is shown upon the records of the corporation, or if it is not so shown on such records or is not readily ascertainable, at the place in which the meetings of the Directors are regularly held. In case such notice is mailed, it shall be deposited in the United States mail, postage prepaid, in the place in which the principal executive office of the corporation is located at least four (4) days prior to the time of the holding of the meeting. The mailing, telegraphing, telephoning or delivery as above provided and any other method allowed by the Corporation Law shall be due, legal and personal notice to the Director.

Section 5. NOTICE OF ADJOURNMENT OF MEETINGS.

A majority of the Directors present at a meeting, whether or not constituting a quorum, may adjourn the meeting to another time and place. Notice of the time and place of holding an adjourned meeting need not be given to absent Directors if the time and place be fixed at the meeting adjourned and held within any twenty-four (24) hours, but if adjourned more than twenty-four (24) hours, notice shall be given to all Directors not present at the time of the adjournment.

Section 6. WAIVER OR LACK OF NOTICE OF MEETING OF DIRECTORS.

If there is any lack of required notice of any meeting of Directors, then the transactions thereof are as valid as if had at a meeting regularly called and noticed provided all of the Directors are present at any Directors' meeting, however called or noticed, or all of the Directors not present sign a written consent to the holding of the meeting or approval of the minutes on the records of such meeting, before or after the time or date of meeting stated in the Notice. The waiver, consent or approval shall be filed with the Secretary of the corporation for filing with the minutes or corporate records. If a Director attends a meeting without notice but without protesting prior thereto or at its commencement, the Director shall be treated as present at the meeting.

Section 7. DIRECTORS ACTION WITHOUT MEETING

Unless the Certificate of Incorporation provide otherwise. Any action required or permitted to be taken by the Board of Directors may be taken without a meeting and with the same force and effect as if taken by a unanimous vote of Directors, if authorized by a writing signed individually or collectively by all members of the Board. Such consent reflecting the action taken shall be filed with the regular minutes of the Board.

Section 8. QUORUM FOR MEETINGS OF DIRECTORS.

A majority of the total number of Directors shall be necessary to constitute a quorum for the transaction of business. Unless the Certificate of Incorporation or Bylaws require a greater number, the action of a majority of the Directors present at any meeting at which there is a quorum, when duly assembled, is valid as a corporate act; provided that a minority of the Directors, in the absence of a quorum, may adjourn from time to time, but may not transact any business. A meeting at which a quorum is initially present may continue to transact business, notwithstanding the withdrawal of Directors, if any action taken is approved by a majority of the required quorum for such meeting.

Section 9. EFFECT IF ONLY A SOLE DIRECTOR IS REQUIRED.

In the event only one (1) Director is required by the Bylaws or Certificate of Incorporation, any reference herein to notices, waivers, consents, meetings or other actions by a majority or quorum of the Directors shall be deemed to refer to such notice, waiver, etc., by such sole Director, who shall have all the rights and duties and shall be entitled to exercise all of the powers and shall assume all the responsibilities otherwise herein described as given to a Board of Directors.

Section 10. ELECTRONIC PARTICIPATION IN MEETINGS OF DIRECTORS.

If authorized by the Board of Directors in its sole discretion, Directors and Proxyholders may participate in a meeting of Directors by means of a telephone conference, electronic video screen communication, electric transmission by and to the corporation or any similar method of electronic communication by which all persons participating in the meeting can hear each other. Participation by such means constitutes presence in person at the meeting.

ARTICLE IV
OFFICERS - MANAGEMENT

Section 1. OFFICERS.

The officers of the corporation shall be a President, a Secretary, and a Treasurer. The corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article IV. Any number of offices may be held by the same person.

Section 2. ELECTION OF OFFICERS.

The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 of this Article IV relating to appointment of subordinate officers or Section 5 of this Article IV relating to vacancies, shall be chosen annually by the Board of Directors. Each officer shall hold office until he or she shall resign or shall be removed or otherwise disqualified to serve, or a successor shall be elected and qualified.

Section 3. SUBORDINATE OFFICERS.

The Board of Directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the Bylaws or as the Board of Directors may from time to time determine.

Section 4. REMOVAL AND RESIGNATION OF OFFICERS.

Subject to the rights, if any, of an officer under any contract of employment, any officer may be removed, either with or without cause, by the Board of Directors, at any regular or special meeting to the Board. Any officer may resign at any time by giving written notice to the corporation. Any resignation shall take effect at the date of the receipt of that notice or at any later time specified in that notice; and, unless otherwise specified in that notice, the acceptance of the resignation shall not be necessary to make it effective. Any resignation is without prejudice to the rights, if any, of the corporation under any contract to which the officer is a party.

Section 5. VACANCIES IN AN OFFICE.

A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the Bylaws for regular appointments to that office.

Section 6. CHAIRMAN OF THE BOARD.

The Chairman of the Board, if such an officer be elected, shall, if present, preside at meetings of the Board of Directors and exercise and perform such other powers and duties as may be from time to time assigned by the Board of Directors or prescribed by the Bylaws. If there is no President, the Chairman of the Board shall in addition be the Chief Executive Officer of the corporation and shall have the powers and duties prescribed in Section 7 of this Article IV.

Section 7. PRESIDENT.

Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board, if there be such an officer, the President shall be the Chief Executive Officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. He or she shall preside at all meetings of the Shareholders and in the absence of the Chairman of the Board, or if there be none, at all meetings of the Board of Directors. The President shall be ex officio a member of all the standing committees, including the Executive Committee, if any, and shall have the general powers and duties of management usually vested in the office of President of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or the Bylaws.

Section 8. VICE PRESIDENT.

In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to, all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or the Bylaws.

Section 9. SECRETARY.

The Secretary shall have the following duties:

(a) Book of Minutes. The Secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the Board of Directors may order, of all meetings of Directors and Shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at Directors' meetings, the number of shares present or represented at Shareholders' meetings and the proceedings thereof.

(b) Record of Shareholders. The Secretary shall keep, or cause to be kept, at the principal office or at the office of the corporation's transfer agent, a share register, or duplicate share register, showing the names of the Shareholders and their addresses; the number and classes of shares held by each; the number and date of certificates issued for the same; and the number and date of cancellation of every certificate surrendered for cancellation.

(c) Notice of Meetings. The Secretary shall give, or cause to be given, notice of all the meetings of the Shareholders and of the Board of Directors required by the Bylaws or by law to be given. He or she shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors.

(d) Other Duties. The Secretary shall keep the seal of the corporation, if any, in safe custody. The Secretary shall have such other powers and perform such other duties as prescribed by the Board of Directors.

Section 10. TREASURER

The Treasurer shall keep and maintain, or cause to be kept and maintained in accordance with generally accepted accounting principles, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, earnings (or surplus) and shares. The books of account shall at all reasonable times be open to inspection by any Director.

The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the Board of Directors. He or she shall disburse the funds of the corporation as may be ordered by the Board of Directors, shall render to the President and Directors, whenever they request it, an account of all of his or her transactions and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or the Bylaws.

ARTICLE V
MEETINGS OF SHAREHOLDERS

Section 1. PLACE OF MEETINGS.

Unless otherwise provided in the Certificate of Incorporation, all meetings of the Shareholders shall be held at the principal executive office of the corporation within the State of California unless some other appropriate and convenient geographical location is designated for that purpose from time to time by a resolution of the Board of Directors.

Section 2. ANNUAL MEETINGS OF SHAREHOLDERS.

The annual meetings of the Shareholders shall be held, each year, at the time and on the day and location following:

Time of Annual Meeting: January 30 of each calendar Year
Date of Annual Meeting: 1:30 pm.
Location of Annual Meeting: 800 S. Barranca Avenue, Suite 260, Covina, CA 91723

If this day shall be a legal holiday, then the meeting shall be held on the next succeeding business day, at the same hour. At the annual meeting, the Shareholders shall elect a Board of Directors, consider reports of the affairs of the corporation and transact such other business as may be properly brought before the meeting. The initial annual meeting of Shareholders shall be held within fifteen (15) months of the date of the filing of the Certificate of Incorporation with the Secretary of State. A record of any vote or other action taken at the meeting shall be kept.

Section 3. SPECIAL MEETINGS OF SHAREHOLDERS.

Special meetings of the Shareholders may be called at any time by the Board of Directors, the President, or at the signed and dated request of one or more Shareholders holding not less than one-tenth (1/10) of the votes entitled to be cast on any issue proposed to be considered at the special meeting.

Special meetings of Shareholders may be held in or out of the state of incorporation at a place fixed by the Board otherwise at the principal executive office of the corporation.

Section 4. LIST OF SHAREHOLDERS.

After the record date for a meeting or adjournment thereof has been fixed, the corporation shall prepare an alphabetized list of names, addresses and number of shares held by each Shareholder, entitled to notice, arranged by voting group, and within each voting group by class or series in each case as reflected in the records of the corporation.

Section 5. NOTICE OF MEETINGS OF SHAREHOLDERS.

Notice of meetings, annual or special, shall be given in writing not less than ten (10) nor more than sixty (60) days before the date of the meeting to Shareholders entitled to vote thereat. The notices shall be given by the Secretary or the Assistant Secretary, or if there be no such officer, or in the case of his or her neglect or refusal, by any Director or Shareholder.

The notices shall be given personally or by mail or other means of written communication allowed under the Corporation Law including by personal delivery, first class mail, facsimile, E-mail, or other form of electronic transmission and shall be sent to the Shareholder's address appearing on the books of the corporation, or supplied by him or her to the corporation for the purpose of notice, and in the absence thereof, as provided under the Corporation Law.

Notice of any meeting of Shareholders shall specify the place, the day and the hour of meeting, the means, if any, of electronic or remote participation by which a Shareholder may participate and be considered present and eligible to vote, and (1) in case of a special meeting, the general nature of the business to be transacted and no other business may be transacted, or (2) in the case of an annual meeting, those matters which the Board at date of mailing, intends to present for action by Shareholders. At any meetings where Directors are to be elected, notice shall include the names of the nominees, if any, intended at date of notice to be presented by management for election.

Notice shall be deemed given at the time it is delivered personally or deposited in the mail or sent by other means of written communication. The officer giving such notice or report shall prepare and file an affidavit or declaration thereof.

When a meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in case of an original meeting. Save, as aforesaid, it shall not be necessary to give any notice of adjournment or of the business to be transacted at an adjourned meeting other than by announcement at the meeting of time and place at which such adjournment is taken.

Section 6. WAIVER OF NOTICE OR CONSENT BY ABSENT SHAREHOLDERS.

A Shareholder may in writing waive any notice of meeting before or after the date of meeting stated in the notice. The transactions of any meeting of Shareholders, however called and noticed, shall be valid as though had at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if, either before or after the meeting, each of the Shareholders entitled to vote, not present in person or by proxy, sign a written waiver of notice, or a consent to the holding of such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records and made a part of the minutes of the meeting. Attendance at the meeting of Shareholders shall constitute a waiver of notice of the meeting, unless objection shall be made at the beginning of the meeting to holding the meeting.

Section 7. ALL SHAREHOLDERS ACTING WITHOUT A MEETING.

Any action which may be taken at a meeting of the Shareholders, may be taken without a meeting or notice of meeting if authorized by a writing signed by all of the Shareholders entitled to vote at a meeting for such purpose, setting forth the action taken and filed with the Secretary of the corporation for filing with the minutes of proceedings of the Board in the records of the corporation.

Section 8. OTHER ACTIONS OF SHAREHOLDERS WITHOUT A MEETING.

Action that may be taken at a meeting of Shareholders may be taken without meeting, if the action is taken by all Shareholders entitled to vote on the action. Further, unless otherwise provided in the Corporation Law or the Certificate of Incorporation any action which may be taken at any annual or special meeting of Shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, signed and dated by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. The signed consents shall be delivered to the corporation as required by the Corporation Law.

Unless the consents of all Shareholders entitled to vote have been solicited in writing,

(1) Notice of any approval by Shareholders without a meeting by less than unanimous written consent shall be given at least ten (10) days before the consummation of the action authorized by such approval, and

(2) Prompt notice shall be given of the taking of any other corporate action approved by Shareholders without a meeting by less than unanimous written consent, to each of those Shareholders entitled to vote who have not consented in writing.

Section 9. QUORUM FOR MEETINGS OF SHAREHOLDERS.

The holders of a majority of the shares entitled to vote thereat, that are present in person, or by use of authorized communications equipment or represented by proxy shall constitute a quorum at all meetings of the Shareholders for the transaction of business except as otherwise provided by these Bylaws.

If, however, such majority (or other required greater number) shall not be present or represented at any meeting of the Shareholders, the Shareholders entitled to vote thereat, present in person, or by proxy, shall have the power to adjourn the meeting from time to time, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented, any business may be transacted which might have been transacted at a meeting as originally notified.

Section 10. VOTING BY SHAREHOLDERS.

Unless otherwise provided in the Certificate of Incorporation or the Corporation Law, each Shareholder of record on the day next mentioned shall be entitled to one vote for each share of stock held. The Shareholders may vote by voice or ballot provided their own election for Directors must be by voice only if demanded by any Shareholder before the voting has begun. Only persons in whose names shares entitled to vote stand on the stock records of the corporation on the day of any meeting of Shareholders, unless some other day be fixed by the Board of Directors for the determination of Shareholders of record, and then on such other day, shall be entitled to vote at such meeting.

Section 11. FIXING DATE FOR MEETINGS OF SHAREHOLDERS.

The Board of Directors may fix a time in the future not exceeding sixty (60) days preceding the date of any meeting of Shareholders or less than ten (10) days, as a record date for the determination of the Shareholders entitled to notice of and to vote at any such meeting. In such case, only Shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting, as the case may be notwithstanding any transfer of any share on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period.

Section 12. PROXIES.

Every Shareholder entitled to vote, or to execute consents or dissents, may do so, either in person or by written proxy or otherwise executed and transmitted to the corporation in accordance with the provisions of the Corporation Law. A proxy is valid for a maximum period provided in the Corporation Law unless revoked or a different period is stated therein.

Section 13. ORGANIZATION OF MEETINGS OF SHAREHOLDERS.

The President, or in the absence of the President, any Vice President, shall call the meeting of Shareholders to order, and shall act as chairman of the meeting. In the absence of the President and all of the Vice Presidents, Shareholders shall appoint a chairman for such meeting. The Secretary of the corporation shall act as Secretary of all meetings of the Shareholders, but in the absence of the Secretary at any meeting of the Shareholders, the presiding officer may appoint any person to act as Secretary of the meeting.

Section 14. INSPECTORS OF ELECTION AT MEETINGS.

In advance of any meeting of Shareholders, the Board of Directors may, if they so elect appoint one or more inspectors of election to act at such meeting or any adjournment thereof. If inspectors of election be not so appointed, or if any persons so appointed fail to appear or refuse to act, the chairman of any such meeting shall, make such appointment at the meeting.

These inspectors shall:

(a) determine the number of shares outstanding and the voting power of each share;
(b) determine the shares represented at the meeting and the existence of a quorum;
(c) determine the authenticity, validity, and effect of proxies and ballots;
(d) receive votes, ballots, waivers, releases, or consents;
(e) hear and determine all challenges and questions in any way arising in connection with the right to vote or the vote;
(f) count and tabulate all votes or consents;
(g) determine when the polls shall close;
(h) determine the result; and
(i) do any other acts that may be proper to conduct the election or vote with impartiality and fairness to all Shareholders.

Section 15. ELECTRONIC PARTICIPATION IN MEETINGS OF SHAREHOLDERS.

If authorized by the Board of Directors in its sole discretion and subject to any guidelines or procedures adopted by the Board of Directors, Shareholders and Proxyholders may participate in a meeting of Shareholders by means of a telephone conference or any similar method of interactive electronic communication or transmission by which all persons participating in the meeting can hear and speak to each other. Participation by such means constitutes presence in person at the meeting.

Unless otherwise restricted by the Certificate of Incorporation or Bylaws, the Board of Directors may hold a meeting of Shareholders conducted solely by means of remote communication. Subject to any guidelines and procedures adopted by the Board of Directors, Shareholders and Proxyholders not physically present at a meeting of Shareholders may participate in the meeting by means of remote communication and are considered present in person and may vote at the meeting if all of the following are met:

The corporation implements reasonable measures to verify that each person considered present and permitted to vote at the meeting by means of remote communication is a Shareholder or Proxyholder.

The corporation implements reasonable measures to provide each Shareholder and Proxyholder a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceedings.

If any Shareholder or Proxyholder votes or takes other action at the meeting by means of remote communication, a record of the vote or other action is maintained by the corporation.

ARTICLE VI
CERTIFICATES AND TRANSFER OF SHARES

Section 1. CERTIFICATES FOR SHARES.

Certificates for shares shall be of such form and device as the Board of Directors may designate and shall state on the face the name of the corporation, state of incorporation, the name of the record holder of the shares represented thereby; the number of shares represented, class of shares, designation of series; the par value or a statement that the shares are without par value; date of issuance; a statement of the rights, privileges, preferences, restrictions or limitations, if any; a conspicuous statement as to the rights of redemption or conversion, if any; a statement of liens or restrictions upon transfer or voting, if any; whether or not the shares are assessable or, whether assessments are collectible by personal action.

All certificates shall be signed in the name of the corporation by the Chairperson of the Board or Vice Chairperson of the Board or the President or Vice President and by the Treasurer, or an Assistant Treasurer or the Secretary or any Assistant Secretary, certifying the number of shares and the class or series of shares owned by the Shareholder. Any or all of the signatures on the certificate may be facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed on a certificate shall have ceased to be that officer, transfer agent, or registrar before that certificate is issued, the certificate may be issued by the corporation with the same effect as if that person were an officer, transfer agent, or registrar at the date of issue.

Section 2. TRANSFER ON STOCK LEDGER.

Upon surrender to the Secretary or transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its stock ledger.

Section 3. TRANSFER AGENTS AND REGISTRARS.

The Board of Directors may appoint one or more transfer agents or transfer clerks, and one or more registrars, which shall be an incorporated bank or trust company, either domestic or foreign, who, shall be appointed at such times and places as the requirements of the corporation may necessitate and the Board of Directors may designate.

Section 4. RECORD DATE

In order that the corporation may determine the Shareholders entitled to notice of any meeting, any adjournments of a meeting for which notice is required, to vote at any meeting, give written consent or dissent to action without meeting or entitled to receive payment of any dividend or other distribution or allotment of any rights or entitled to exercise any rights in respect of any other lawful action, the Board may fix, in advance, a record date, which shall not be more than sixty (60) nor less than ten (10) days prior to the date of the meeting or date of payment nor more than sixty (60) days.

If no record date is fixed, the record date for determining Shareholders entitled to notice of or to vote at a meeting of Shareholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held.

Unless the Certificate of Incorporation or the Corporation Law provide otherwise, the record date for determining Shareholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is given by delivery to the registered office of the corporation in the State of Delaware.

Unless the Certificate of Incorporation or the Corporation Law otherwise provides, the record date for determining Shareholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto, or the sixtieth (60th) day, prior to the date of such other action, whichever is later.

Section 5. LEGEND CONDITION.

In the event any shares of this corporation are issued pursuant to a permit or exemption therefrom requiring the imposition of a legend condition, the person or persons issuing or transferring said shares shall make sure said legend appears on the certificate and shall not be required to transfer any shares free of such legend unless an amendment to such permit or a new permit be first issued so authorizing such a deletion.

Section 6. LOST OR DESTROYED CERTIFICATES.

Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of the fact and shall, if the Directors so require, give the corporation a bond of indemnity, in form and with one or more sureties satisfactory to the Board, whereupon a new certificate may be issued in the same tenor and for the same number of shares as the one alleged to be lost or destroyed.

ARTICLE VII
RECORDS – INSPECTION - FILINGS - CHECKS - CONTRACTS - REPORTS

Section 1. RECORDS.

The corporation shall maintain, in accordance with generally accepted accounting principles, adequate, appropriate, complete and correct accounts, books and records of its business and properties including financial statements. The corporation shall maintain a copy of the Certificate of Incorporation certified as filed by the Secretary of State and all amendments thereto, a copy of the Bylaws certified by an officer of the corporation and all amendments thereto, resolutions adopted by the Board of Directors (and the committees thereof) including but not limited to those creating one or more classes or series of shares and fixed relative rights, preferences and limitations, minutes of all meetings of Shareholders records of all actions taken by Shareholders without meeting, all written communications by corporation to Shareholders, a stock ledger reflecting the original issuance of shares, revised at least annually and a current list of its Shareholders showing number of shares of each class and series held and address of each Shareholder, dates when each Shareholder becomes owner of record, names alphabetically arranged by voting group and within each voting group by class or series, names and addresses of current Directors and officers, annual report most recently filed with the Secretary of State, financial statements for the past three years and tax returns for the past six years.

Section 2. INSPECTION OF BOOKS AND RECORDS.

Upon written request made under the Corporation Law stating a proper purpose for the requests, all records described in Section 1 above shall be open to inspection (and available for the making of photocopies and extracts therefrom to a Shareholder in person or by attorney or other agent during usual hours of business.

Section 3. ANNUAL FILINGS.

As required by the Corporation Law, the corporation shall periodically file a statement, list, or registration with the Secretary of State with any fees required.

Section 4. CHECKS, DRAFTS, ETC.

All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as shall be determined from time to time by resolution of the Board of Directors.

Section 5. EXECUTION OF CONTRACTS.

The Board of Directors, except as in the Bylaws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized by the Board of Directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or agreement, or to pledge its credit, or to render it liable for any purpose or to any amount.

ARTICLE VIII
AMENDMENTS TO BYLAWS AND CONSTRUCTION

Section 1. AMENDMENT OF BYLAWS BY SHAREHOLDERS.

Subject to the Corporation Law or the Certificate of Incorporation, replacement Bylaws may be adopted or these Bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that if the Certificate of Incorporation of the corporation set forth the number of authorized Directors of the corporation, the authorized number of Directors may be changed only by an amendment of the Certificate of Incorporation.

Section 2. CONSTRUCTION AND INTERPRETATION.

Unless the context requires otherwise, the general provision rules of construction and definition of the Corporation Law shall govern the Bylaws. Without limiting the generality of this provision, the singular number includes plural, the plural number includes the singular. These Bylaws (and any amendments thereto) shall not be construed in a manner inconsistent with the Certificate of Incorporation or the applicable provisions of the Corporation Law. Any provision of the Bylaws that is inconsistent with the Certificate of Incorporation or Corporation Law shall be invalid only to the extent reasonably necessary for the provision to comply with the Certificate of Incorporation or Corporation Law as the case may be.

ARTICLE IX
MISCELLANEOUS

Section 1. CORPORATE SEAL.

The corporate seal shall be circular in form, and shall have inscribed thereon the name of the corporation, the year or date of its incorporation, and the state of incorporation.

Section 2. REPRESENTATION OF SHARES IN OTHERS.

Shares of other corporations standing in the name of this corporation may be voted or represented and all incidents thereto may be exercised on behalf of the corporation by the Chairman of the Board, the President or any Vice President and the Secretary or an Assistant Secretary.

Section 3. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

The liability of the officers and Directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under the Corporation Law. The corporation may provide and maintain insurance on behalf of any person serving as Director or other officer against any liability asserted against such person.

Section 4. ACCOUNTING YEAR AND ACCOUNTING METHOD.

The accounting year and accounting method of the corporation shall be fixed by resolution of the Board of Directors.

Section 5. OTHER TAX ELECTIONS.

The Board of Directors may authorize the Treasurer to prepare and file such other tax elections as the Board of Directors deems appropriate.

Section 6. SUBSIDIARY CORPORATIONS.

Shares of this corporation owned by a subsidiary shall not be entitled to vote on any matter. A subsidiary for these purposes is defined as a corporation, the shares of which possessing more than 25% of the total combined voting power of all classes of shares entitled to vote, are owned directly or indirectly through one (1) or more subsidiaries.

Section 7. EMPLOYEE AND NON-EMPLOYEE STOCK OPTIONS

(a) Subject to any provisions in the certificate of incorporation of the corporation, the Board of Directors may authorize the issuance of corporate stock options of one or more classes of stocks for purposes of compensating or incentivizing individuals or entities for their efforts and contributions towards the development and growth of the corporation. Such authorized stock options can either be an Incentive Stock Option (ISO) or Non-Qualified Stock Option (NSO) or any other options as the Board of Directors deems appropriate. Such rights or options to be evidenced by or in such instrument or instruments as shall be approved by the Board of Directors.

(b) The terms upon which, including the time or times which may be limited or unlimited in duration, at or within which, and the consideration (including a formula by which such consideration may be determined) for which any such shares may be acquired from the corporation upon the exercise of any such right or option, shall be such as shall be stated in the certificate of incorporation, or in a resolution adopted by the Board of Directors providing for the creation and issue of such rights or options, and, in every case, shall be set forth or incorporated by reference in the instrument or instruments evidencing such rights or options. A formula by which such consideration may be determined may include or be made dependent upon facts ascertainable outside the formula, provided the manner in which such facts shall operate upon the formula is clearly and expressly set forth in the formula or in the resolution approving the formula. In the absence of actual fraud in the transaction, the judgment of the directors as to the consideration for the issuance of such rights or options and the sufficiency thereof shall be conclusive.

(c) The Board of Directors may, by a resolution adopted by the Board, authorize 1 or more officers of the corporation to do 1 or both of the following: (i) designate officers and employees of the corporation or of any of its subsidiaries to be recipients of such rights or options created by the corporation, and (ii) determine the number of such rights or options to be received by such officers and employees; provided, however, that the resolution so authorizing such officer or officers shall specify the total number of rights or options such officer or officers may so award. The Board of Directors may not authorize an officer to designate himself or herself as a recipient of any such rights or options.

(d) In case the shares of stock of the corporation to be issued upon the exercise of such rights or options shall be shares having a par value, the consideration so to be received therefor shall have a value not less than the par value thereof. In case the shares of stock so to be issued shall be shares of stock without par value, the consideration therefor shall be determined in the manner provided in § 153 of Delaware Code Title 80Corporations, Chapter 1, General Corporation Law.


CERTIFICATE OF ADOPTION OF BYLAWS
OF
SMOOVE XPERIENCE INC


ADOPTION BY INCORPORATOR(S).

The undersigned person(s) named in the Certificates of Incorporation as the Incorporator(s) of the above-named corporation hereby adopt the same as the Bylaws of said corporation.

Executed on:



_____
Tony Phu, Incorporator

CERTIFICATE OF SECRETARY
OF ADOPTION OF BYLAWS
OF
SMOOVE XPERIENCE INC
BY INCORPORATOR(S)

I DO HEREBY CERTIFY AS FOLLOWS:

       That I am the duly elected, qualified and acting Secretary of the above named corporation, that the foregoing Bylaws were adopted as the Bylaws of said corporation on the date set forth above by the person(s) named in the Certificates of Incorporation as the Incorporator(s) of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the corporate seal on .



_____
Tony Phu, Secretary

CERTIFICATE OF SECRETARY
OF ADOPTION OF BYLAWS
OF
SMOOVE XPERIENCE INC
BY VOTE OF SHAREHOLDERS

THIS IS TO CERTIFY:

       That I am the duly elected, qualified and acting Secretary of the above-named corporation and that the above and foregoing Code of Bylaws was submitted to the Shareholders at their first meeting and recorded in the minutes thereof, was ratified by the vote of Shareholders entitled to exercise the majority of the voting power of said corporation.

IN WITNESS WHEREOF, I have hereunto set my hand this day on



_____
Tony Phu, Secretary